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                                                                 EXHIBIT (c)(12)

                           Non-competition Agreement
                                  (AGREEMENT)


1. Recitations and Date. This Agreement is entered into as of the 1st day of September, 1999 by and between Effective Management Systems, Inc. (EMS) and Scott J. Mermel, a member of its Board of Directors (Director) effective upon the termination of his position as a director of EMS for any reason (Separation) following completion of a transaction contemplated with IFS Industrial and Financial Systems, Inc. (IFS).

2. Compensation. In consideration for Director's agreement as set forth herein, he shall be paid a lump sum fee of $7,000 within 10 days of Termination.

3. Confidentiality Commitment. Director acknowledges the ongoing obligation he has to EMS to maintain the confidentiality of proprietary and sensitive business information.

4. No Prior Agreements. The parties acknowledge that this is the sole agreement between them with respect to this subject matter and, to the extent any such prior agreements exist, whether verbal or written, they are hereby revoked.

5. Non-Solicitation of Employees. For a period equal to the longer of one year from the Separation date, regardless of cause or initiating party, Director shall not, directly or indirectly, induce or attempt to induce any employee of EMS, including its presently existing Affiliates (at least 50% of the voting stock owned by EMS), to leave the employ of EMS.

6. Non-competition Period. Following Separation, and for a period of six months thereafter, Director shall not directly or indirectly, serve as a member of the Board of Directors of any business which is planning, considering, or does develop, market, or service ERP software anywhere in the United States in the mid-market segment (businesses with up to $100 million in annual revenue).

7. Legal Interpretation. If any provision of this Agreement is found to be in conflict with provisions of any applicable law, the parties desire that such conflict not invalidate the entire Agreement and that it be construed to invalidate only the conflicting provisions and, where possible, to reduce the duration or scope of a conflicting provision to the maximum permitted by law. This Agreement shall be governed by the laws of the State of Wisconsin without giving effect to any choice of law or conflict of law rules or provisions.

8. Other Terms. Both parties agree that any public announcement of any Separation, shall require their mutual consent as to the content, subject only to SEC or equivalent requirements. The parties also agree not to, at any time, make any comments concerning the other to media, prospective or actual employers, employees, customers, or prospects which could be reasonably construed as being in any way derogatory or negative of the other.

9. Costs of Enforcement. In an enforcement action relating to this Agreement, the prevailing party, whether claimant or respondent, following a final non-appealable decision, shall be immediately reimbursed by the other party for all its reasonable out-of-pocket costs incurred during such action including attorneys' fees.

10. Successors. This Agreement shall inure to the benefit of and be binding upon the successors and assigns, heirs, executors, and administrators of the parties except that Director may not assign or delegate his duties hereunder.

11. Termination. This Agreement may be terminated only upon mutual written agreement of the parties.


Signed at Milwaukee, WI upon the date set forth above.

Effective Management Systems, Inc.                Director:  Scott J. Mermel

By: /s/ Michael D. Dunham, President              By: /s/ Scott J. Mermel
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                            Title                         an individual

Witness: /s/ R T Koenings                         Witness: /s/ Thomas M. Dykstra
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